SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         CANADA SOUTHERN PETROLEUM LTD.
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                                (Name of Issuer)

                           Common Shares, No Par Value
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                         (Title of Class of Securities)

                                    135231108
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                                 (CUSIP Number)

                                 Mark Goldstein
                    Arnhold and S. Bleichroeder Advisers, LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 698-3101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      135231108            SCHEDULE 13D             PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Arnhold and S. Bleichroeder Advisers, LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF, OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                1,485,339

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
 OWNED BY            ---------------------------------------------------------
  EACH                   9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     1,485,339
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                1,485,339

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.2%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      135231108            SCHEDULE 13D             PAGE 3 OF 7 PAGES
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Item 1.       Security and Issuer.

        This statement on Schedule 13D relates to the common shares, no par value (the "Shares"), of Canada Southern Petroleum Ltd. (the "Issuer"). The principal executive office of the Issuer is located at Suite 250, 706 - 7th Avenue SW, Calgary, Alberta, Canada T2P 0Z1.


Item 2.       Identity and Background.

        (a) This statement is filed by Arnhold and S. Bleichroeder Advisers, LLC, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940 (the "Reporting Person"). The Shares reported herein are held by various clients in accounts under the Reporting Person's management and control. Messrs. Jason Dahl and Jonathan Spitzer (together, the "Portfolio Managers") are co-portfolio managers for these client accounts and, as such, have the authority to make decisions regarding the voting and disposition of the Shares. Mr. John P. Arnhold (the "Principal") is the Chairman and Chief Executive Officer of the Reporting Person.

        (b) The principal business address of the Reporting Person, the Principal and the Portfolio Managers is 1345 Avenue of the Americas, New York, New York 10105.

        (c) The principal business of the Reporting Person, the Principal and the Portfolio Managers is investing for client accounts under their management.

        (d) None of the Reporting Person, the Principal or either of the Portfolio Managers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Person, the Principal or either of the Portfolio Managers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Principal and the Portfolio Managers are citizens of the United States of America.


Item 3.       Source and Amount of Funds or Other Consideration.

        The Shares reported herein were acquired at an aggregate purchase price of approximately $14,815,026. Such Shares were acquired with investment funds in client accounts under the Reporting Person's management and, in certain cases, were purchased on margin.


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CUSIP NO.      135231108            SCHEDULE 13D             PAGE 4 OF 7 PAGES
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Item 4       Purpose of Transaction.

       The Reporting Person originally acquired Shares for investment in the ordinary course of business because it believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Person believes that the $13.10 per Share consideration offered in the revised tender offer from Canadian Oil Sands, which has been recommended by the Issuer's board of directors, is unsatisfactory. The Reporting Person is reviewing its options with respect to the Shares reported herein and its representatives may, alone or with others, engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning its investment in the Issuer as well as its views with respect to the proposed transaction and potential alternatives to the proposed transaction.

       Except as set forth herein or as would occur upon completion of any of the actions discussed herein, none of the Reporting Person, the Principal or either of the Portfolio Managers has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, the Issuer's financial position and strategic direction, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares reported herein, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) As of the close of business on July 21, 2006, the Reporting Person is deemed to be the beneficial owner of 1,485,339 Shares, constituting approximately 10.2% of the Shares outstanding. The aggregate percentage of Shares reported herein is based upon 14,496,165 Shares outstanding, which is the total number of Shares outstanding as of July 13, 2006 as reported in the Issuer's Amendment No. 5 to Scheduler 14D-9 filed on July 14, 2006.



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CUSIP NO.      135231108            SCHEDULE 13D             PAGE 5 OF 7 PAGES
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        (b) By virtue of investment management agreements with its clients, the
Reporting Person has sole voting and dispositive powers over the 1,485,339 Shares reported herein, which powers are exercised by the Principal and the Portfolio Managers.

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed on Schedule A hereto were effected in the open market.

        (d) Clients of the Reporting Person have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares reported herein.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Not applicable


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CUSIP NO.      135231108            SCHEDULE 13D             PAGE 6 OF 7 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2006

                                      ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC

                                      By: /s/ Mark Goldstein
                                      ----------------------
                                      Name:  Mark Goldstein
                                      Title: Senior Vice President


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CUSIP NO.      135231108            SCHEDULE 13D             PAGE 7 OF 7 PAGES
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SCHEDULE A

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Date of Transaction    Shares Purchased (Sold)     Price Per Share
-------------------    -----------------------     ---------------

      5/22/06                 22,800                    8.40
      5/23/06                  5,100                    8.28
      5/24/06                 36,809                    8.23
      5/25/06                 51,215                    8.53
      5/26/06                  4,302                    8.70
      5/30/06                 30,200                    9.17
      5/31/06                 65,000                    9.15
      6/01/06                 60,700                    8.87
      6/02/06                  7,300                    8.81
      6/05/06                 33,474                    8.96
      6/06/06                 15,000                    8.84
      6/07/06                 65,000                    8.94
      6/08/06                  2,200                    8.87
      6/09/06                    100                    9.01
      6/12/06                 19,200                    9.00
      6/13/06                 91,215                    8.90
      6/14/06                 48,457                    8.78
      6/19/06                133,828                   10.19
      6/20/06                 75,000                   10.70
      6/27/06                 29,350                   10.70
      6/28/06                 14,009                   10.65
      6/29/06                 56,641                   11.70
      6/30/06                 50,000                   11.98
      7/03/06                  2,000                   11.63
      7/05/06                 35,000                   11.60
      7/06/06                 40,000                   11.72
      7/07/06                 27,583                   11.75
      7/10/06                 20,000                   11.71
      7/11/06                 42,340                   11.68
      7/12/06                 62,165                   13.37